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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE TO
(RULE 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE ROTTLUND COMPANY, INC.
(Name of Subject Company (Issuer))

DAVID H. ROTTER
BERNARD J. ROTTER
THE ROTTLUND COMPANY, INC.
(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

779077106
(CUSIP Number of Class of Securities)

STEVEN A. KAHN
CHIEF FINANCIAL OFFICER
3065 CENTRE POINTE DRIVE
ROSEVILLE, MINNESOTA 55113
(651) 638-0500
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of Filing Persons)

COPY TO:

JOSEPH T. KINNING, ESQ.
MARK D. WILLIAMSON, ESQ.
GRAY, PLANT, MOOTY, MOOTY & BENNETT, P.A.
3400 CITY CENTER
33 SOUTH SIXTH STREET
MINNEAPOLIS, MINNESOTA 55402-3796
(612) 343-2800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$17,336,178	$1,595

*
For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 1,926,242 shares of common stock, par value $0.10 per share, of The Rottlund Company, Inc. (the "Company"), for a price per share of $9.00. Such number of shares represents all of the shares of the Company's common stock outstanding as of January 24, 2002 (other than 4,258,794 shares beneficially held by David H. Rotter and Bernard J. Rotter, and their respective former spouses and children), plus the shares of the Company's common stock issuable upon the exercise of all options to purchase the shares.

/x/
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $1,595	Form or Registration No.: Schedule TO
Filing Party:	Date Filed:
The Rottlund Company, Inc.	January 24, 2002
/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/	third-party tender offer subject to Rule 14d-1.
/x/	issuer tender-offer subject to Rule 13e-4.
/x/	going private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

INTRODUCTION

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed January 24, 2002 (the "Schedule TO"), and the Offer to Purchase dated January 24, 2002 (the "Offer to Purchase"), a copy of which was filed as Exhibit (a)(1) to the Schedule TO. The Offer to Purchase, together with the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(2) to the Schedule TO, and any amendments or supplements thereto, collectively constitutes the "Offer." The Schedule TO and the Offer relate to the offer by The Rottlund Company, Inc., a Minnesota corporation (the "Company"), to purchase any and all of the outstanding shares of common stock of the Company, par value $0.10 per share (the "Shares"), for a purchase price of $9.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer. Certain information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9, 11 and 13 of this Schedule TO, except as noted below.

ITEMS 1-9, 11 AND 13

        Items 1 through 9, 11 and 13 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, and the Offer to Purchase are hereby amended as follows:

        1.    The second sentence of the fifth full paragraph on the cover of the Offer to Purchase has been revised to read as follows:

  HOWEVER, NONE OF THE COMPANY, THE BOARD OF DIRECTORS OF THE COMPANY, THE ROTTERS, THE INFORMATION AGENT OR THE DEPOSITARY MAKES ANY RECOMMENDATION TO SHAREHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES.

        2.    The fourth sentence of the answer to the second Q&A beginning on page ii of the Summary Term Sheet of the Offer to Purchase has been revised to read as follows:

  Also, if the conditions to the offer are not met on the expiration date, the Company may extend the offer.

        3.    The second sentence of the answer to the last Q&A beginning on page ii of the Summary Term Sheet of the Offer to Purchase has been revised to read as follows:

  Most significantly, the Company may terminate or amend the offer prior to the expiration of the offer if, among other things:

        4.    The first bullet-point in the answer to the last Q&A beginning on page ii of the Summary Term Sheet of the Offer to Purchase has been revised to read as follows:

  •
  a lawsuit or similar action is threatened or instituted against the Company challenging the offer or, in the Company's reasonable judgment, resulting or having the potential to result in a material adverse effect on the Company or the offer;

        5.    The fourth bullet-point in the answer to the last Q&A beginning on page ii of the Summary Term Sheet of the Offer to Purchase has been revised to read as follows:

  •
  the Company believes there are events that, in the Company's reasonable judgment, may have a material adverse effect on the Company;

        6.    The last sentence of the answer to the last Q&A beginning on page ii of the Summary Term Sheet of the Offer to Purchase has been revised to read as follows:

          The Company, in its reasonable judgment, reserves the right to waive any of the above conditions prior to the expiration of the offer.

        7.    The answer to the last Q&A beginning on page iii of the Summary Term Sheet of the Offer to Purchase has been revised to read as follows:

          A:    The Board of Directors of the Company, acting without the Rotters, has approved the offer and has concluded that the terms of the offer are fair to, and in the best interests of, the unaffiliated shareholders of the Company. Such conclusion is based on, among other things, the historically low trading price and trading volume of the common stock, the costs of remaining a publicly-traded company and the fact that Company has not been able to realize the benefits associated with being a publicly-traded company. The Rotters also believe that the offer is fair to the unaffiliated shareholders of the Company. None of the Board of Directors, the Rotters or the Company, however, makes any recommendation as to whether you should tender or refrain from tendering your shares or authorizes any other person to make any recommendation regarding whether you should tender or refrain from tendering your shares. See "Special Factors—Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer," "Special Factors—Position of the Board of Directors; Fairness of the Offer" and "Special Factors—Interests of Certain Persons in the Offer."

        8.    The answer to the fourth Q&A beginning on page iv of the Summary Term Sheet of the Offer to Purchase has been revised so that the following sentence is inserted after the second sentence:

          Further, the Continuing Shareholders have indicated that, if the offer is consummated, they will pursue a second-step transaction in the form of a short-form or long-form merger (depending upon the percentage of the shares of common stock owned by the Continuing Shareholders following completion of the offer) or some other form of corporate transaction in which the remaining public shareholders would receive cash for their shares and after which the Continuing Shareholders would own 100% of the Company.

        9.    The answer to the last Q&A beginning on page iv of the Summary Term Sheet of the Offer to Purchase has been revised to read as follows:

          A:    Since the Company plans to delist its common stock from AMEX following completion of the offer, there would likely be no active public market in which to trade your shares of common stock; and since the Company intends to terminate the registration of its common stock under the Exchange Act following completion of the offer, the Company will no longer be required to file periodic reports, such as quarterly and annual reports, with the Securities and Exchange Commission. Moreover, shareholders not tendering in the offer will receive in the second-step transaction the same amount of cash per share that they would have received had they tendered their shares in the offer, subject to certain dissenters' rights. Therefore, the difference between tendering your shares of common stock and not tendering such shares is that you will be paid earlier if you tender your shares in the offer, and you will not be entitled to dissenters' rights in the second-step transaction. See "Introduction" and "Special Factors—Rights of Shareholders in the Event of the Second-Step Transaction."

        10.  The second sentence of the answer to the second Q&A beginning on page v of the Summary Term Sheet of the Offer to Purchase has been revised to read as follows:

  In connection with the second-step transaction, following completion of the offer, however, dissenters' rights will be available to those shareholders who comply with the applicable provisions of the Minnesota Business Corporation Act.

        11.  The last paragraph beginning on page 2 of the Offer to Purchase has been revised to read as follows:

          The Continuing Shareholders have indicated that, if the offer is consummated, they will pursue a Second-Step Transaction (as defined below) in the form of a short-form or long-form merger (depending upon the percentage of the Shares owned by the Continuing Shareholders following completion of the Offer) or some other form of corporate transaction (the merger or such other form of corporate transaction being the "Second-Step Transaction") in which all of the Shares not purchased in the Offer would be exchanged for the same amount of cash per share that would have been received had such Shares been tendered in the Offer. The difference between tendering the Shares that you beneficially own and not tendering the Shares that you beneficially own is that you will be paid earlier if you tender such Shares in the Offer, and you will not be entitled to dissenters' rights in connection with the Second-Step Transaction, which may entitle you to a different price per share than the Purchase Price. If necessary, the Company will seek shareholder approval of the Second-Step Transaction in accordance with applicable laws. Upon completion of a Second-Step Transaction, the Continuing Shareholders would own the entire equity interest in the Company.

        12.  The second sentence of the first paragraph on page 4 of the Offer to Purchase has been revised to read as follows:

  HOWEVER, NONE OF THE COMPANY, THE BOARD OF DIRECTORS OF THE COMPANY, THE ROTTERS, THE INFORMATION AGENT OR THE DEPOSITARY MAKES ANY RECOMMENDATION TO SHAREHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES.

        13.  The last sentence of the fourth full paragraph on page 5 of the Offer to Purchase has been revised to read as follows:

  As a result of such discussion, the Board of Directors concluded that Steven A. Kahn, the Chief Financial Officer of the Company, should begin an investigation into the possibility for a going private transaction.

        14.  The last sentence of the last paragraph beginning on page 5 of the Offer to Purchase has been revised to read as follows:

  Following such discussion, the Board of Directors authorized Mr. Kahn, on behalf of management of the Company, to continue pursuing the transaction by, among other things, contacting potential lenders regarding financing for the Offer.

        15.  The second sentence of the first full paragraph on page 6 of the Offer to Purchase has been revised to read as follows:

  Following such presentations, the Board of Directors authorized Mr. Kahn to retain U.S. Bancorp Piper Jaffray on behalf of the Company to render a fairness opinion, subject to completion of the proposed sale of Rottlund Homes of New Jersey, Inc., a subsidiary of the Company.

        16.  The third full paragraph on page 6 of the Offer to Purchase has been revised to read as follows:

        On October 3, 2001, the Company signed an engagement letter with U.S. Bancorp Piper Jaffray, pursuant to which the Company retained U.S. Bancorp Piper Jaffray to render a fairness opinion to the Board of Directors of the Company in connection with the Offer. From September to December, 2001, the Company also began taking other steps necessary for the self tender.

        17.  The fourth full paragraph on page 6 of the Offer to Purchase has been revised to read as follows:

          On January 14, 2002, the Board of Directors, acting without the Rotters, met to hear a presentation from U.S. Bancorp Piper Jaffray. Representatives from U.S. Bancorp Piper Jaffray discussed with the Board of Directors the analytical procedures used by U.S. Bancorp Piper Jaffray in rendering a fairness opinion. Following such presentation, the Board of Directors, acting without the Rotters, continued discussing the Offer.

        18.  The second sentence of the fifth full paragraph on page 6 of the Offer to Purchase has been revised to read as follows:

  At that meeting, Mr. Kahn, on behalf of management of the Company, provided the Board of Directors with additional information concerning the Company in response to questions that the Board of Directors had raised.

        19.  The sixth full paragraph on page 6 of the Offer to Purchase has been revised to read as follows and two additional paragraphs have been inserted:

          On January 18, 2002, the Board of Directors, acting without the Rotters, again met to discuss the Offer. At that meeting, representatives of U.S. Bancorp Piper Jaffray made a presentation to the Board of Directors. In the course of their presentation, representatives of U.S. Bancorp Piper Jaffray discussed, among other things, the Company's historical operating results and the projected operating results prepared by Mr. Kahn, on behalf of management of the Company, the historical trading performance of the Shares and the methodology that would be utilized by U.S. Bancorp Piper Jaffray in rendering a fairness opinion. Members of the Board of Directors asked questions of the representatives of U.S. Bancorp Piper Jaffray regarding their analysis and methodology. At the conclusion of the presentation, and after the representatives of U.S. Bancorp Piper Jaffray were excused from the meeting, the Board of Directors, acting without the Rotters, continued discussing the Offer.

          Following the U.S. Bancorp Piper Jaffray presentation, Mr. Kahn, on behalf of management of the Company, made a presentation to the Board of Directors. In the course of his presentation, Mr. Kahn discussed, among other things, the Company's historical operating results, projected operating results and historical trading performance, as well as the fact that the Company was not participating in many of the benefits of being a publicly-traded company and that the future plans of the Company did not contemplate growing the Company to the extent that the public markets would desire. Mr. Kahn also informed the Board of Directors about the Company's proposed financing for the transaction. At the end of his presentation, Mr. Kahn, on behalf of management of the Company, requested that the Board of Directors approve a purchase price per share of $8.45, which was equal to a 30% premium over the $6.50 closing price per share one month prior to the date of the meeting (or December 18, 2001). Members of the Board of Directors asked questions of Mr. Kahn regarding the proposed purchase price, after which Mr. Kahn was excused from the meeting.

          The Board of Directors discussed the fairness of the proposed purchase price of $8.45 per share, based in part on the information U.S. Bancorp Piper Jaffray and Mr. Kahn provided. The Board of Directors then discussed whether the price should be higher than the proposed purchase price of $8.45 per share. The Board of Directors concluded that a purchase price of $9.00 per share was fair to the unaffiliated shareholders of the Company. The Board of Directors based its conclusion on a number of factors, including the fact that the $9.00 purchase price was substantially more than the historical trading price for the Shares; that the $9.00 purchase price would provide liquidity to shareholders at a significant premium (and without the payment of brokerage fees or commissions) that otherwise would not likely be achieved given that the market for the Shares would likely continue to be characterized by relatively low prices and thin trading volume and the fact that the plans of the Company did not contemplate growing the Company to the extent the public markets would desire; and that the $9.00 purchase price was consistent with the premiums paid in similar transactions relative to the Company's historic and projected operating results, and the risks inherent in achieving those results. See "Special Factors—Position of the Board of Directors; Fairness of the Offer." Consequently, the Board of Directors, acting without the Rotters, approved the Purchase Price of $9.00 per share, subject to receipt of an opinion from U.S. Bancorp Piper Jaffray that the Purchase Price is fair to the unaffiliated shareholders of the Company, and informed Mr. Kahn of its decision.

        20.  The first full paragraph on page 7 of the Offer to Purchase has been revised to read as follows:

          The Company decided to pursue the transaction at this time rather than earlier in its history because, during the past year, the Board of Directors had concluded that the future plans of the Company did not contemplate growing the Company to the extent that the public markets would desire and that the Company was not participating in many of the benefits of being a publicly-traded company. In addition, the Company was able to obtain financing for the transaction following the sale of substantially all of the assets of Rottlund Homes of New Jersey, Inc. on August 24, 2001. Consequently, the Board of Directors determined that it would be the appropriate time to initiate a going private transaction.

        21.  The third full paragraph on page 7 of the Offer to Purchase has been revised so that the following sentence is inserted after the last sentence in such paragraph:

  If less than all of the Shares owned by the public shareholders are tendered pursuant to the Offer, and the Offer is consummated, the Continuing Shareholders will implement the Second-Step Transaction, in which the Shares of such remaining public shareholders would be converted into the right to receive cash in an amount equal to the Purchase Price, and the Continuing Shareholders would thereafter own the entire equity interest in the Company.

        22.  The first sentence of the fourth full paragraph on page 7 has been revised to read as follows:

          Consummation of the Offer and the Second-Step Transaction will permit the Continuing Shareholders to receive the benefits that result from ownership of all, or a significant amount, of the equity interest in the Company.

        23.  The following paragraph has been inserted following the fourth full paragraph on page 7 of the Offer to Purchase:

          If the Offer and the Second-Step Transaction are consummated, the Continuing Shareholders will have a 100% interest in the net book value and net earnings of the Company (which would equal approximately $52 million and $7.5 million, respectively, based on the unaudited financial statements of the Company for the nine-month period ended December 31, 2001). Currently, the Continuing Shareholders have an approximate 69% interest in such net book value and net earnings of the Company (approximately $35.9 million and $5.2 million, respectively, based on the unaudited financial statements of the Company for the nine-month period ended December 31, 2001). Consummation of the Offer and the Second-Step Transaction also will allow the Continuing Shareholders to recapitalize the Company by increasing its debt to equity ratio, thereby leveraging their equity investment to a degree that might not be appropriate for the Company as a public company. Such high leveraging entails high risks to equity investors and may have an adverse effect on earnings and the value of the Company.

        24.  The eighth sentence in the last paragraph beginning on page 7 has been revised to read as follows:

  The consideration payable to the public shareholders in the Second-Step Transaction would be cash in an amount equal to the Purchase Price.

        25.  The first sentence of the first full paragraph on page 8 of the Offer to Purchase has been revised to read as follows:

          Following completion of the Offer, the Company intends to delist the Shares from trading on AMEX and terminate the registration of the Shares under the Exchange Act.

        26.  The fourth sentence of the first full paragraph on page 8 of the Offer to Purchase has been revised to read as follows:

          After the Second-Step Transaction, there will be no public shareholders of the Company.

        27.  The fifth full paragraph on page 8 of the Offer to Purchase has been revised to read as follows:

          The Company anticipates that, following completion of the Offer, the Continuing Shareholders will cause the Company to change the composition of the Board of Directors to include only certain of the Continuing Shareholders as well as other officers of the Company. Consequently, the non-employee directors, Scott D. Rued and Dennis J. Doyle, will no longer be members of the Board of Directors following completion of the Offer. The persons who are presently officers of the Company likely will continue in their same positions following completion of the Offer and the Second-Step Transaction. Regardless of whether any of the Shares are purchased in the Offer, the Continuing Shareholders are able to control all matters requiring approval of the Company's shareholders, including the election of directors.

        28.  The sixth full paragraph on page 8 of the Offer to Purchase has been revised to read as follows:

          Borrowings incurred in connection with the financing of the Offer and the Second-Step Transaction will cause the consolidated indebtedness of the Company to be substantially greater. See "The Tender Offer—Financing of the Offer."

        29.  The heading on the top of page 9 of the Offer to Purchase has been revised to read as follows:

        2.    RIGHTS OF SHAREHOLDERS IN THE SECOND-STEP TRANSACTION

        30.  The second sentence of the first full paragraph on page 9 of the Offer to Purchase has been revised to read as follows:

  In connection with the Second-Step Transaction, however, the shareholders who have not tendered the Shares beneficially held by them will have certain rights to dissent and receive the fair value of such Shares.

        31.  The following paragraphs have been inserted following paragraph j on page 10 of the Offer to Purchase:

          k.    the fact that the Purchase Price exceeded the book value per share of the Company on December 31, 2001;

          l.      the fact that small, regional home builders have historically traded at relatively lower prices than national home builders; and

          m.    the fact that the Purchase Price represented a significant premium over recent market prices, as set forth below:

Days Prior to Commencement of Offer	Date	Closing Price	Offer Price	Offer Premium
30 days	12/19/01	$6.75	$9.00	33.3%
60 days	11/19/01	$5.85	$9.00	53.8%
90 days	10/20/01	$5.50	$9.00	63.6%
120 days	09/20/01	$4.75	$9.00	89.5%

        32.  The first sentence of the last full paragraph on page 10 of the Offer to Purchase as been revised to read as follows:

          In connection with its deliberation, the Board of Directors considered the going-concern value of the Company, but did not consider the Company's liquidation value given the stated intention of the Continuing Shareholders to continue the business as a going concern.

        33.  The last full paragraph on page 10 of the Offer to Purchase has been revised so that the following sentence is inserted after the last sentence in such paragraph:

  Furthermore, during the preceding two years, the Rotters have not purchased any Shares, and the Company did not receive any firm offers for the merger or consolidation of the Company, the sale of all or any substantial part of the assets of the Company or the purchase of Shares that would enable the holder to exercise control of the Company, and thus the Board of Directors did not consider such factors in connection with its deliberation regarding fairness.

        34.  The following paragraphs have been inserted after the last full paragraph on page 10 of the Offer to Purchase:

          The Board of Directors also considered various factors in determining the procedural fairness of the Offer. The Board of Directors believes that appropriate procedural safeguards were taken in connection with its deliberation and approval of the Offer, as the Rotters were not present at, and did not participate in, any substantive meetings of the Board of Directors concerning the Offer and as the Board of Directors, excluding the Rotters, was given the sole and exclusive authority to set the terms of the Offer, including the Purchase Price. Additionally, the Board of Directors, acting without the Rotters, retained an investment bank to render a fairness opinion on the Purchase Price.

          Moreover, in connection with the Offer, each unaffiliated shareholder can determine individually whether to tender Shares in the Offer. Accordingly, those unaffiliated shareholders that do not believe in the fairness of the Offer are not required to tender their Shares and can pursue dissenters' rights under the MBCA in connection with the Second-Step Transaction. See "Special Factors—Rights of Shareholders in the Event of the Second-Step Transaction."

          Given these procedural safeguards and the fact that the Offer was unanimously approved by the non-employee directors of the Company, the Board of Directors believes that the Offer is procedurally fair to the unaffiliated shareholders of the Company despite the fact that the Offer is not being submitted to a vote of the shareholders of the Company and neither the Board of Directors nor the Rotters retained an unaffiliated representative to act solely on behalf of the unaffiliated shareholders for the purpose of negotiating the Offer or preparing a report concerning the Offer.

          The Rotters also believe the Offer is both substantively and procedurally fair to the unaffiliated shareholders of the Company based on (i) the conclusions of, and approval of, the Board of Directors, acting without the Rotters, as well as the basis therefor, which conclusions and basis, as set forth above, are incorporated by reference herein, and (ii) the fact that the Board of Directors had received the written opinion of U.S. Bancorp Piper Jaffray that the Purchase Price of $9.00 in cash was fair, from a financial point of view, to the unaffiliated shareholders of the Company. The Rotters adopted the analysis of the Board of Directors in determining that the Offer is fair to the unaffiliated shareholders. The Rotters did not find it practical to, and did not, quantify or otherwise attach relative weights to the specific factors they considered, nor did they receive any report, opinion or appraisal related to the Offer.

        35.  The first full paragraph on page 16 of the Offer to Purchase has been revised so that the following sentence is inserted after the last sentence in such paragraph:

  Additionally, the Continuing Shareholders' interest in the net book value and net earnings of the Company would increase proportionally. See "Special Factors—Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer."

        36.  The first sentence of the last full paragraph on page 19 of the Offer to Purchase has been revised to read as follows:

  Subject to the applicable regulations of the Commission, the Company also expressly reserves the right at any time and from time to time prior to the Expiration Date, (i) to terminate the Offer and not accept for payment any of the Shares upon the occurrence of any of the conditions specified in "The Tender Offer—Certain Conditions of the Offer," and (ii) to waive any condition or otherwise amend the Offer in any respect, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

        37.  The last sentence of the second full paragraph on page 21 of the Offer to Purchase has been revised to read as follows:

  Neither the Company nor the Rotters have made any provision in connection with the Offer to grant unaffiliated shareholders access to the Company's files or to obtain counsel or appraisal services at the expense of the Company.

        38.  The second sentence of the third full paragraph on page 21 of the Offer to Purchase has been revised to read as follows:

  All questions as to the satisfaction of such terms and conditions will be determined by the Company, in the exercise of reasonable judgment, which determination will be final and binding.

        39.  The first sentence of the fourth full paragraph on page 21 of the Offer to Purchase has been revised to read as follows:

  Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, if all of the conditions to the Offer set forth in "The Tender Offer—Certain Conditions of the Offer" have been satisfied or waived on or prior to the Expiration Date, the Company will accept for payment and pay a Purchase Price of $9.00 per share for any and all of the Shares properly tendered and not properly withdrawn.

        40.  The last sentence of the first full paragraph on page 31 of the Offer to Purchase has been revised to read as follows:

  The Company does not intend to update these forward-looking statements, and the Private Securities Litigation Reform Act of 1995, by its terms, does not apply to these forward-looking statements.

        41.  The second sentence of the first full paragraph on page 34 of the Offer to Purchase has been revised to read as follows:

  It is further anticipated that the persons who are presently executive officers of the Company will continue in their same positions following completion of the Offer and the Second-Step Transaction.

        42.  The first sentence of the second full paragraph on page 34 of the Offer to Purchase has been revised to read as follows:

          Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, pay for any of the Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of, and payment for, the Shares tendered, if prior to the acceptance for payment of the Shares, any of the following conditions exist:

        43.  Part (ii) of subparagraph a on page 34 of the Offer to Purchase has been revised to read as follows:

  (ii) in the Company's reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company and its subsidiaries or materially impair the contemplated benefits of the Offer to the Company;

        44.  The portion of subparagraph b on page 34 of the Offer to Purchase preceding part (i) of such subparagraph has been revised to read as follows:

  b.
  there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the Company's reasonable judgment, would or might directly or indirectly

        45.  Part (v) of subparagraph c on page 35 of the Offer to Purchase has been revised to read as follows:

  (v) any significant decrease in the market price of the Shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the Company's reasonable judgment, have a material adverse effect on the business, operations or prospects of the Company or the trading in the Shares,

        46.  Subparagraphs e, f and g on page 35 of the Offer to Purchase have been revised to read as follows:

  e.
  any change or changes shall have occurred in the business, financial condition, assets, income, operations, prospects or stock ownership of the Company and its subsidiaries that, in the Company's reasonable judgment, may have a material adverse effect on the Company or its subsidiaries, taken as a whole;

  f.
  the members of the Board of Directors of the Company reasonably conclude, based on the advice of outside legal and financial advisors, as appropriate, that the exercise of their fiduciary duties require that the Offer be terminated;

  g.
  the Minimum Condition has not been met or the Company believes, in the Company's reasonable judgment, that the Minimum Condition will not be met; or

        47.  The last full paragraph on page 35 of the Offer to Purchase has been revised to read as follows:

          The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company prior to the Expiration Date in whole or in part at any time and from time to time in the Company's reasonable judgment. If any condition to the Offer is not satisfied or waived by the Company prior to the Expiration Date, the Company reserves the right, subject to applicable law, (i) to terminate the Offer and return previously tendered Shares to tendering shareholders; (ii) to waive, prior to the Expiration Date, all unsatisfied conditions and accept for payment, and make payment for, all Shares validly tendered and not withdrawn prior to the Expiration Date; (iii) to extend the Offer and retain the Shares that have been tendered during the period for which the Offer has been extended; or (iv) to amend the Offer. During any such extension, and for the duration of any such extension, including any extension that results from a material amendment of the Offer, tendering shareholders will continue to have the right to withdraw previously tendered Shares in accordance with procedures set forth above under "The Tender Offer—Withdrawal Rights." The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date of the offer. Any determination by the Company concerning the events described above will be final and binding on all parties.

        48.  The last sentence of the second full paragraph on page 36 of the Offer to Purchase has been revised to read as follows:

  The Company believes that the restrictions contained in Section 302A.673 of the MBCA applicable to a "business combination" do not apply to the Offer and will not apply to the Second-Step Transaction.

        49.  The last full paragraph on page 36 of the Offer to Purchase has been revised to read as follows:

          Litigation. On February 1, 2002, the Company was notified that it and each member of the Board of Directors had been sued in Hennepin County District Court in Minneapolis, Minnesota, by a shareholder of the Company. The plaintiff brought the action individually and as a class action on behalf of all shareholders of the Company. The lawsuit alleges, among other things, that the members of the Board of Directors breached their fiduciary duties by (i) failing to take reasonable steps to maximize shareholder value; (ii) favoring their own interests and/or the interests of certain of the defendants; and (iii) disseminating materially misleading and incomplete tender offer materials to the Company's shareholders. Among other things, the plaintiff requests that the court enter judgment certifying the class action, enjoining the Offer and awarding damages against the defendants and attorney fees for plaintiff's counsel. The Company believes this litigation is without merit and intends to vigorously defend against it.

        50.  Footnote (1) on page I-1 of Schedule I to the Offer to Purchase and footnote (1) on Page I-2 of Schedule I to the Offer to Purchase have been revised to read as follows:

  (1)
  The business address for each director is 3065 Centre Pointe Drive, Roseville, Minnesota 55113, the address of the Company's principal executive offices, and the business telephone number for each director is (651) 638-0500, the telephone number of the Company's principal executive offices.

  (1)
  The business address for each executive officer is 3065 Centre Pointe Drive, Roseville, Minnesota 55113, the address of the Company's principal executive offices, and the business telephone number for each executive officer is (651) 638-0500, the telephone number of the Company's principal executive offices.

ITEM 12.    EXHIBITS.

(a)(1)*	Form of Offer to Purchase.
(a)(2)*	Form of Letter of Transmittal.
(a)(3)*	Form of Notice of Guaranteed Delivery.
(a)(4)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(6)*	Form of Letter to Shareholders from the Company dated as of January 24, 2002.
(a)(7)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(8)*	Text of Press Release dated January 22, 2002, issued by the Company.
(a)(9)**	Text of Press Release dated February 1, 2002, issued by the Company.
(a)(10)	Text of Press Release dated February 13, 2002, issued by the Company.
(b)(1)*
Second Amended and Restated Credit Agreement, dated November 30, 1999, by and among the Company and BankBoston, N.A. (incorporated herein by reference to Exhibit 10.5 of the Company's Annual Report on Form 10-K for the year ended March 31, 2000).
(b)(2)*
First Modification of Second Amended and Restated Credit Agreement, dated April 21, 2000, by and among the Company, Fleet National Bank (f/k/a BankBoston, N.A.) and Bank United (incorporated herein by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K for the year ended March 31, 2000).
(b)(3)*
Third Modification of Second Amended and Restated Credit Agreement, dated December 19, 2000, by and among the Company, Fleet National Bank and Bank United (incorporated herein by reference to Exhibit 10.11 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000).
(b)(4)*	Commitment Letter from Fleet National Bank to the Company dated January 17, 2002.
(c)(1)*	Opinion of U.S. Bancorp Piper Jaffray, Inc. on Fairness, dated January 21, 2002 (included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)(1)).
(c)(2)*	Report of U.S. Bancorp Piper Jaffray, Inc., dated January 21, 2002.
(d)*
Stock Cross-Purchase Agreement, dated October 29, 1992, by and among Bernard J. Rotter, individually and as Custodian for Kathryn J. Rotter; Margaret L. Rotter; Kristin J. Rotter; Curtis J. Rotter; David H. Rotter, individually and as Custodian for Eric David Rotter; Shirley A. Rotter; and Stephanie Lee Ann Rotter.
(e)	Not Applicable.
(f)*	Sections 302A.471 and 302A.473 of the Minnesota Business Corporations Act (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)).
(g)	None.
(h)	None.

*
Previously filed by the Company on Schedule TO, dated January 24, 2002.
**
Previously filed by the Company as Amendment No. 1 to Schedule TO, dated February 4, 2002.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2002
THE ROTTLUND COMPANY, INC.
	By	/s/ DAVID H. ROTTER
	Name:	David H. Rotter
	Title:	President
/s/ DAVID H. ROTTER David H. Rotter
/s/ BERNARD J. ROTTER Bernard J. Rotter

EXHIBIT INDEX

Exhibit Number	Exhibit Name
ITEM 12.	EXHIBITS.
(a)(1)*	Form of Offer to Purchase.
(a)(2)*	Form of Letter of Transmittal.
(a)(3)*	Form of Notice of Guaranteed Delivery.
(a)(4)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(6)*	Form of Letter to Shareholders from the Company dated as of January 24, 2002.
(a)(7)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(8)*	Text of Press Release dated January 22, 2002, issued by the Company.
(a)(9)**	Text of Press Release dated February 1, 2002, issued by the Company.
(a)(10)	Text of Press Release dated February 13, 2002, issued by the Company.
(b)(1)*
Second Amended and Restated Credit Agreement, dated November 30, 1999, by and among the Company and BankBoston, N.A. (incorporated herein by reference to Exhibit 10.5 of the Company's Annual Report on Form 10-K for the year ended March 31, 2000).
(b)(2)*
First Modification of Second Amended and Restated Credit Agreement, dated April 21, 2000, by and among the Company, Fleet National Bank (f/k/a BankBoston, N.A.) and Bank United (incorporated herein by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K for the year ended March 31, 2000).
(b)(3)*
Third Modification of Second Amended and Restated Credit Agreement, dated December 19, 2000, by and among the Company, Fleet National Bank and Bank United (incorporated herein by reference to Exhibit 10.11 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000).
(b)(4)*	Commitment Letter from Fleet National Bank to the Company dated January 17, 2002.
(c)(1)*	Opinion of U.S. Bancorp Piper Jaffray, Inc. on Fairness, dated January 21, 2002 (included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)(1)).
(c)(2)*	Report of U.S. Bancorp Piper Jaffray, Inc., dated January 21, 2002.
(d)*
Stock Cross-Purchase Agreement, dated October 29, 1992, by and among Bernard J. Rotter, individually and as Custodian for Kathryn J. Rotter; Margaret L. Rotter; Kristin J. Rotter; Curtis J. Rotter; David H. Rotter, individually and as Custodian for Eric David Rotter; Shirley A. Rotter; and Stephanie Lee Ann Rotter.
(e)	Not Applicable.
(f)*	Sections 302A.471 and 302A.473 of the Minnesota Business Corporations Act (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)).
(g)	None.
(h)	None.

*
Previously filed by the Company on Schedule TO, dated January 24, 2002.
**
Previously filed by the Company as Amendment No. 1 to Schedule TO, dated February 4, 2002.

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INTRODUCTION
SIGNATURE
EXHIBIT INDEX